March 12, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 29, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed on May 12, 2008

Form 10-Q for the quarter ended June 30, 2008

Filed on August 11, 2008

Form 10-Q for the quarter ended September 30, 2008

Filed on November 10, 2008

File No. 1-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated February 26, 2009, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008 (“2007 Form 10-K”), Ambac’s Form 10-Q for the quarter ended March 31, 2008 filed on May 12, 2008 (“March 31, 2008 Form 10-Q”), Ambac’s Form 10-Q for the quarter ended June 30, 2008 filed on August 11, 2008 (“June 30, 2008 Form 10-Q”) and Ambac’s Form 10-Q for the quarter ended September 30, 2008 filed on November 10, 2008 (“September 30, 2008 Form 10-Q”). Senior personnel from Ambac’s Finance Department also discussed many of the below responses with the Staff on a conference call which took place on March 3, 2009. The February 26, 2009 letter is a follow up to our response letter dated February 13, 2009, with respect to Ambac’s 2007 Form 10-K, March 31, 2008 Form 10-Q, June 30, 2008 Form 10-Q and September 30, 2008 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not preclude the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your February 26, 2009 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s September 30, 2008 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the December 31, 2008 Form 10-K.

March 12, 2009

Securities and Exchange Commission Staff Comments:

Form 10-Q for the quarter ended September 30, 2008

Note 10 – Fair Value Measurements

Derivative Instruments, pages 26-27

1.	In order to help us understand the disclosure you proposed in your October 7, 2008 response to comment 11 and your January 8, 2009 response to comment 5, please revise your disclosure to explain:

•	How severity of loss is factored into the adjustment to the relative change ratio?

•	How your adjustment considers the probability and severity of default at the time the CDS contract was transacted.

Ambac response:

The relative change ratio refers to the percentage of a reference obligation’s spread over LIBOR that would be paid in the form of a credit default swap fee in a market transaction involving financial guarantors. As described in our CDS disclosures, this relative change ratio percentage is always less than 100% at inception because Ambac, as a financial guarantor, only assumes credit risk; we do not assume liquidity or other risks inherent in the direct ownership of the reference obligation (and thus reflected in the reference obligation’s spread over LIBOR). As described in our previous responses, our CDS fair value model includes increasing the relative change ratio as the estimated probability of default on a reference obligation increases. Probability of default and loss severity, together, account for the expected loss on a reference obligation which would require payment by the CDS provider. We will revise our disclosures to clarify how loss severity on the reference obligation is reflected in our fair value estimates. Our expanded disclosure will also specify that the probability of default at the time each CDS contract was transacted was extremely low and is therefore not significant to subsequent valuations.

Please refer to the attached CDS disclosure to be included in our December 31, 2008 notes to consolidated financial statements.

2.	We acknowledge your February 13, 2009 response to comment 2, please address the following:

•

Please tell us whether the ratio of CDS fee to reference obligation spread includes some portion of your nonperformance risk. Please also tell us whether adding to your discount rate the cost at the measurement date of credit protection on Ambac also captures the portion of your nonperformance risk inherent in the ratio. If it does, please help us understand why you believe this is appropriate.

•	For CDS assets, please disclose how the asset was generated and the discount rate used to calculate fair value, similar to the information provided in your response.

•

Please disclose the factors considered, data inputs and the relevant assumptions for the relative change ratio and for revisions to the change ratio in a manner similar to that in your response on October 7, 2008 for comment #11.

Ambac response:

The fees received on our CDS contracts—and therefore the relative change ratio used in our fair value model—theoretically should include some provision for our own nonperformance risk since the contracts were freely entered arms-length transactions. However, all of our CDS contracts were written when Ambac held stable triple-A ratings and enjoyed very low credit spreads in the market.

March 12, 2009

Further, the probabilities of default on the reference obligations were all extremely low at inception. In light of these facts and circumstances at the times the CDS transactions were executed, we believe the actual amount of Ambac credit risk embedded in the relative change ratio is negligible.

With respect to the second and third bullet points above, we will revise our future disclosures to describe the nature and explanation of CDS assets at the balance sheet date and to include the factors considered, data inputs and assumptions related to the relative change ratio similar to our previous response. Please refer to the attached CDS disclosures to be included in our December 31, 2008 notes to consolidated financial statements and in the Management’s Discussion and Analysis section of future filings.

Please feel free to contact me at (212) 208-3177 should you require further information or have any questions.

Sincerely,

/s/ Sean T. Leonard

Sean T. Leonard

Senior Vice President and

Chief Financial Officer

Copy to:	David Wallis President and Chief Executive Officer Ambac Financial Group, Inc.

Kevin J. Doyle, Esq. Senior Vice President and General Counsel Ambac Financial Group, Inc.

John Schwolsky, Esq. Dewey & LeBoeuf LLP

Joel Parker Accounting Branch Chief Securities and Exchange Commission

Gus Rodriguez Accounting Branch Chief Securities and Exchange Commission

John Bendl Partner KPMG

Paul Laurenzano Partner KPMG

March 12, 2009

CDS disclosure to be included in the December 31, 2008 notes to financial statements:

Fair value of Ambac’s CDS is determined using internal valuation models and represents the net present value of the difference between the fees Ambac originally charged for the credit protection and our estimate of what a financial guarantor of comparable credit worthiness would hypothetically charge to provide the same protection at the balance sheet date. Ambac competes in the financial guarantee market, which differs from the credit markets where Ambac insured obligations may trade. As a financial guarantor, Ambac assumes only credit risk; we do not assume liquidity risk or other risks and costs inherent in direct ownership of the underlying reference securities. Additionally, as a result of obtaining the investor’s control rights, financial guarantors generally have the ability to actively remediate the credit, potentially reducing the loss given a default. Financial guarantee contracts, including CDS, issued by Ambac and its competitors are typically priced to capture some portion of the spread that would be observed in the capital markets for the underlying (insured) obligation, with minimum pricing constrained by objective estimates of expected loss and financial guarantor required rates of return. Such pricing is well established by historical financial guarantee fees relative to capital market spreads as observed and executed in competitive markets, including in financial guarantee reinsurance and secondary market transactions. Because of this relationship and in the absence of severe credit deterioration, changes in the fair value of our credit default swaps (both unrealized gains and losses) will generally be less than changes in the fair value of the underlying reference obligations.

Key variables used in our valuation of substantially all of our credit derivatives include the balance of unpaid notional, expected term, fair values of the underlying reference obligations, reference obligation credit ratings, assumptions about current financial guarantee CDS fee levels relative to reference obligation spreads and Ambac Assurance’s credit spread. Notional balances, expected remaining term and reference obligation credit ratings are monitored and determined by Ambac’s surveillance group. Fair values of the underlying reference obligations are obtained from broker quotes when available, or are derived from other market indications such as new issuance spreads and quoted values for similar transactions. Implicit in the fair values we obtain on the underlying reference obligations are the market’s assumptions about default probabilities, default timing, correlation, recovery rates and collateral values.

Broker quotes are indicative values for the reference obligation (not our CDS contract) and generally do not represent a bid or doing-business quote for the reference instrument. As such, broker quotes represent an input to determine the estimated fair value of our CDS contract. Regulations require that such quotes follow methodologies that are generally consistent with those used to value similar assets on the quote providers’ own books. Methodologies may differ among brokers but are understood to reflect observable trading activity (when available) and modeling that relies on empirical data and reasonable assumptions. Broker quotes of reference obligation values were used in the determination of CDS fair values related to transactions representing 85% of CDS net par outstanding and 78% of the CDS derivative liability as of December 31, 2008.

When broker quotes for reference obligations are not available, reference obligation prices used in the valuation model are estimated internally based on averages of the quoted prices for other transactions of the same bond type and Ambac rating as well as changes in published credit spreads for securities with similar collateral and ratings characteristics. When price quotes of a similar bond type vary significantly or the number of similar transactions is small, as has been observed with CDO of ABS transactions, management will consider additional factors, such as specific collateral composition and performance and contractual subordination, to identify similar transactions. Published credit spreads were primarily used to update recently received price quotes for certain CLO transactions where quotes were not received as of December 31, 2008. Reference obligation prices derived internally as described above were used in the determination of CDS fair values related to transactions representing 15% of CDS net par outstanding and 22% of the CDS derivative liability as of December 31, 2008.

Ambac’s CDS fair value calculations are adjusted for increases in our estimates of expected loss on the reference obligations and observable changes in financial guarantee market pricing. If no adjustment

March 12, 2009

is considered necessary Ambac maintains the same percentage of the credit spread (over LIBOR) demanded in the market for the reference obligation as existed at the inception of the CDS. Therefore, absent changes in expected loss on the reference obligations or financial guarantee CDS market pricing, the financial guarantee CDS fee used for a particular contract in Ambac’s fair value calculations represent a consistent percentage, period to period, of the credit spread determinable from the reference obligation value at the balance sheet date. This results in a CDS fair value balance that fluctuates in proportion with the reference obligation value.

The amount of expected loss on a reference obligation is a function of the probability that the obligation will default and the severity of loss in the event of default. Ambac’s CDS transactions were all written with extremely low expected losses. Both the reference obligation spreads and Ambac’s CDS fees at the inception of these transactions reflect these low expected losses. When reference obligations experience credit deterioration, there is an increase in the probability of default on the obligation and, therefore, an increase in expected loss. The effects of credit deterioration on financial guarantee CDS fees cannot be observed in the market through new transactions, secondary market transactions or by other means as there have been no such transactions. Ambac reflects the effects of changes in expected loss on the fair value of its CDS contracts by increasing the percentage of the reference obligation spread (over LIBOR) which would be captured as a CDS fee (“relative change ratio”) at the valuation date, resulting in a higher mark-to-market loss on our CDS relative to any price decline on the reference obligation. The fundamental assumption is that financial guarantee CDS fees will increase relative to reference obligation spreads as the underlying credit quality of the reference obligation deteriorates and approaches payment default. For example, if the credit spread of an underlying reference obligation was 80 basis points at the inception of a transaction and Ambac received a 20 basis point fee for issuing a CDS on that obligation, the “relative change ratio”, which represents the CDS fee to cash market spread Ambac would utilize in its valuation calculation, would be 25%. If the reference obligation spread increased to 100 basis points in the current reporting period, absent any observable changes in financial guarantee CDS market pricing or credit deterioration, Ambac’s current period CDS fee would be computed by multiplying the current reference obligation spread of 100 basis points by the relative change ratio of 25%, resulting in a 25 basis point fee. Thus, the model indicates we would need to receive an additional 5 basis points (25 bps currently less the 20bps we received at inception) for issuing a CDS in the current reporting period for this reference obligation. We would then discount the product of the notional amount of the CDS and the 5 basis point hypothetical CDS fee increase, over the weighted average life of the reference obligation to compute the current period mark-to-market loss. Using the same example, if the reference obligation spread increased to 100 basis points and there was credit deterioration as evidenced by an internal rating downgrade which increased the relative change ratio from 25% to 35%, we would estimate a 15 basis point hypothetical CDS fee increase in our model (35% of 100 basis point reference obligation spread, or 35 bps currently, less the 20 bps contractually received). Therefore, we would record a higher mark-to-market loss based on the computations described above absent any observable changes in financial guarantee CDS market pricing.

We do not adjust the relative change ratio until an actual internal rating downgrade has occurred unless we observe new financial guarantee CDS contracts. However, because we have active surveillance procedures in place for our entire CDS portfolio, particularly for transactions at or near a below investment grade threshold, we believe it is unlikely that an internal downgrade would lag the actual credit deterioration of a transaction for any meaningful time period. The factors used to increase the percentage of reference obligation spread captured in the CDS fee (or relative change ratio) are based on rating agency probability of default percentages determined by management to be appropriate for the relevant asset type. That is, the probability of default associated with the respective tenor and internal rating of each CDS transaction is utilized in the computation of the relative change ratio in our CDS valuation model. The new relative change ratio in the event of an internal downgrade of the reference obligation is calculated as the weighted average of: (i) a given transaction’s inception relative change ratio and (ii) a ratio of 100%. The weight given to the inception relative change ratio is 100% minus the probability of default (i.e. the probability of non-default) and the weight given to using a 100% relative change ratio is the probability of default. For example, assume a transaction having an inception relative change ratio of 33% is downgraded to B- during the period, at which time it has an estimated remaining life of 8 years. If the estimated

March 12, 2009

probability of default for an 8 year, B- rated credit of this type is 60% then the revised relative change ratio will be 73.2%. The revised relative change ratio can be calculated as 33% x (100%-60%) + 100% x 60% = 73.2%.

As noted above, reference obligation spreads incorporate market perceptions of default probability and loss severity, as well as liquidity risk and other factors. Loss severities are generally correlated to default probabilities during periods of economic stress. By increasing the relative change ratio in our calculations proportionally to default probabilities, Ambac incorporates into its CDS fair value the higher expected loss on the reference obligation (probability of default x loss severity), by increasing the portion of reference obligation spread that should be paid to the CDS provider.

The discount rate used for the present value calculations described above is LIBOR plus Ambac’s current credit spread as observed from quotes of the cost to purchase credit protection on Ambac Assurance. The discount rate used to value purchased credit derivative protection is LIBOR plus the current credit spread of the protection provider. The widening of Ambac’s own credit spread cannot result in our recognition of an asset on a CDS contract. Under our methodology, determination of the CDS fair value requires estimating hypothetical financial guarantee CDS fees for a given credit at the valuation date and estimating the present value of those fees. Our approach begins with pricing in the risk of default of the reference obligation using that obligation’s credit spread. The widening of the reference obligation spread results in a mark-to-market loss to Ambac, as the credit protection seller, and a gain to the credit protection buyer because the cost of credit protection on the reference obligation (ignoring CDS counterparty credit risk) will be greater than the amount of the actual contractual CDS fees. To factor in the risk of Ambac’s non-performance as viewed by the market, we adjust the discount rate used to calculate the present value of hypothetical future CDS fees by adding the cost of credit default swap protection on Ambac Assurance to the LIBOR curve as of the valuation date. By incorporating the market cost of credit protection on Ambac into the discount rate, the fair value of Ambac’s liability (or the asset from the perspective of the credit protection buyer) will be decreased by an amount that reflects the market’s pricing of the risk that Ambac will not pay. In instances where narrower reference obligation spreads result in a CDS asset to Ambac, or when Ambac has a CDS asset arising from reinsured CDS exposure, those hypothetical future CDS fees are discounted at a rate which does not incorporate Ambac’s own spread but rather incorporates our counterparty’s credit risk.

In addition, when there are sufficient numbers of new observable transactions to indicate a general change in market pricing trends for CDS on a given asset class, management will adjust its assumptions about the percentage of reference obligation spreads captured as CDS fees to match the current market. No such adjustments were made in 2008 and 2007. Ambac is not transacting CDS business currently, other guarantors have stated they have exited this product, and it is possible insurance regulators will prohibit Ambac Assurance and its competitors from transacting this product going forward.

Over the last several months Ambac has negotiated the termination of five CDS transactions on CDOs with our counterparties as part of a loss remediation strategy and to reduce our risk profile. These transactions represented $4,915,945 of our CDS notional exposure. As a result of these terminations, Ambac made payments of $1,850,000 to our CDS counterparties as compared to a combined modeled fair value liability of $2,231,384 as of the most recent quarter-end preceding each termination. Settlement values of terminations and any other observable transactions that provide indications of fair value are used to monitor the reasonableness of our model results. However, due to the unique nature of the commuted contracts and circumstances of the settlements we have not adjusted our fair value model results for other transactions as of December 31, 2008 as a result of the values of recent settlements.

Key variables which impact the “Realized gains and losses and other settlements” component of “Net change in fair value of credit derivatives” in the Consolidated Statements of Operations are the most readily observable variables since they are based solely on the CDS contractual terms and cash settlements. Those variables include (i) premiums received and accrued on written CDS contracts, (ii) premiums paid or accrued on purchased contracts, (iii) losses and settlements paid on written credit derivative contracts and

March 12, 2009

(iv) paid losses and settlements recovered and recoverable on purchased credit derivative contracts for the appropriate accounting period. The remaining key variables described above impact the “Unrealized gains (losses)” component of “Net change in fair value of credit derivatives.” The net notional outstanding of Ambac’s CDS contracts is $56,801,198 and $67,922,299 at December 31, 2008 and 2007 respectively.

The amount of credit derivative assets included in “Derivative assets” is $321,007 and $156,900 as of December 31, 2008 and 2007. Credit derivative assets included in the Consolidated Balance Sheets as of December 31, 2008 and 2007 arose from widening credit spreads on reference obligations of purchased credit default swaps and, at year end 2007, narrower reference obligation credit spreads on a small number of credit default swap transactions compared to spreads at the time those CDS contracts were written. The aggregate notional amount of credit default swap protection purchased from financial institutions, including insurance enterprises, is approximately $820,305 and $1,933,104 with an aggregate fair value asset of $321,007 and $156,786 as of December 31, 2008 and 2007, respectively.

March 12, 2009

Excerpt of disclosure to be included in Management’s Discussion and Analysis section of the December 31, 2008 Form 10-K:

As described in Note 16 to the Consolidated Financial Statements, the fair values of credit derivatives are sensitive to changes in credit ratings on the underlying reference obligations, particularly when such changes reach below investment grade levels. Ratings changes are reflected in Ambac’s valuation model as changes to the “relative change ratio” which represents the ratio of the estimated cost of credit protection relative to the cash market spread on the reference obligation. In 2007 and 2008, such adjustments to the relative change ratio were made primarily on CDO of ABS transactions containing over 25% MBS exposure which have suffered credit downgrades. Ambac’s 22 remaining CDO of ABS transactions had an average internal rating of B and an average tenor of 11.8 years at December 31, 2008. Deterioration in the credit quality of these transactions resulted in an increase in the average relative change ratio used in the CDS valuation from 37% at transaction inception to 71% as of December 31, 2008. It is reasonably possible that additional downgrades could occur in the future on the CDO of ABS transactions in our credit default swap (“CDS”) portfolio which contain over 25% MBS exposure. Assuming a one full letter downgrade on all of these transactions as of December 31, 2008, Ambac’s derivative liability balance would increase by $1,064 million. In addition to the CDO of ABS transactions, one other credit derivative transaction has been downgraded to below investment grade during 2008 which, given the transaction’s expected life and asset class, has resulted in a relative change ratio of 100%. Other asset types within the CDS portfolio have experienced only moderate downgrades from inception through December 31, 2008 and as such adjustments to the relative change ratio have not been material. Excluding CDO of ABS and the additional below investment grade credit described above, downgrades have occurred in CDS transactions representing approximately 34% of par outstanding. The average rating for these transactions was AA- as of December 31, 2008.